UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM SD Specialized Disclosure Report CAE INC. (exact name or registrant as specified in its charter) Canada 1-31402 Not Applicable (State of incorporation) (Commission (IRS Employer File Number) Identification No.) 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada H4T 1G6 (Address of principal executive offices) (Postal Code) Mark Hounsell, telephone: (514) 734-5779 (Name and telephone number of the person to contact in connection with this report.) Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 Conflict Minerals Disclosure Item 1.01 Conflict Minerals Disclosure and Report A copy of CAE Inc.’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at www.cae.com. Item 1.02 Exhibit CAE has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01. Section 2 Exhibits Item 2.01 Exhibits The following exhibit is filed as part of this report: Exhibit 1.01 — Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned. CAE INC. By: /s/ Mark Hounsell Date: May 29, 2020 Name: Mark Hounsell Title: General Counsel, Chief Compliance Officer and Corporate Secretary